Universal Biosensors, Inc.

ARBN 121 559 993

1 Corporate Avenue

Rowville Victoria 3178

Australia

Telephone +61 3 9213 9000

Facsimile +61 3 9213 9099

Email info@universalbiosensors.com

www.universalbiosensors.com

October 2, 2014

Mr. Kevin L. Vaughn

Mr. Eric Atallah

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Biosensors, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
SEC File No. 000-52607

Messrs. Vaughn and Atallah:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 11, 2014 (the “Comment Letter”), regarding the Staff’s review of the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of Universal Biosensors, Inc. (“we” or the “Company”). We have repeated the Staff’s comments below in boldfaced italics and following each comment is our response thereto.

Form 10-K for the fiscal year ended December 31, 2013

Research and development tax incentive income, page F-27

Staff comment 1: We note that you recognize tax and development income when there is reasonable assurance that the income will be received. Additionally we note from your disclosures on page F-7 that that you recorded other non-operating income of A$6,279,955 and a corresponding receivable related to the research and development program tax incentive. We further note that the incentive in the form of either a 45% refundable tax offset or a 40% non-refundable tax offset. Please address the following:

•	Explain to us the conditions that must be met to receive the tax incentive and provide to us the factors that you consider in recognizing this tax incentive within your statement of operations.

Company response: Entities which meet all of the following conditions are eligible pursuant to section 355-100 of the Australian Income Tax Assessment Act 1997 (“ITAA”) to claim research and development (“R&D”) tax incentive income:

•	The entity claiming the tax incentive must be an eligible “R&D entity” pursuant to section 355-35 of the ITAA:

Only entities engaged in R&D activities can claim R&D tax incentive income. An eligible R&D entity is either a corporation i) that is incorporated under an Australian law; or ii) incorporated under a foreign law that is a resident of a foreign country for the purposes of a double tax agreement with Australia which includes a definition of permanent establishment, and that corporation carries on business in Australia through a permanent establishment.

•	The entity claiming the tax incentive must be involved in eligible “R&D activities” pursuant to section 355-20 of the ITAA:

The eligible activities conducted by the eligible R&D entity should be either a “core R&D activity” or “supporting R&D activity”. Subject to certain exclusions set out in the ITAA, core R&D activities are experimental activities whose outcome cannot be known or determined in advance on the basis of current knowledge, information or experience, but can only be determined by applying a systematic progression of work that:

•	is based on principles of established science;

•	proceeds from hypothesis to experiment, observation and evaluation, and leads to logical conclusions; and

•	is conducted for the purpose of generating new knowledge.

Supporting R&D activities are activities directly related to core R&D activities or activities undertaken for the dominant purpose of supporting R&D activities. Activities that must satisfy the dominant purpose requirement are those that produce, or are directly related to producing, goods or services, or are excluded from being core R&D activities.

•	The entity claiming a full tax incentive must have eligible notional deductions pursuant to section 355-100 of the ITAA:

An eligible entity must have notional deductions for an income year of at least A$20,000.

•	The entity claiming a full tax incentive must have an “aggregated turnover” of less than A$20,000,000 pursuant to Section 355-100 of the ITAA:

Under Section 328-115 of the ITAA, aggregated turnover is defined to include the R&D entity’s annual turnover (which generally means an entity’s total ordinary income that it derives in the ordinary course of carrying on a business, subject to certain exclusions) as well as:

•	The annual turnover of any entity connected with the R&D entity at any time during the income year (an entity (first entity) is connected with another entity (second entity) if the first entity controls the second entity or vice versa or the first and second entity are controlled by the same third entity); and

•	The annual turnover for the income year of any entity that is an affiliate of the R&D entity at any time during the income year.

In assessing whether we meet the conditions to claim the R&D tax incentive income which would enable us to recognize the same within our statement of operations, we considered the following factors:

•	The R&D activities were carried out by Universal Biosensors Pty Ltd, a wholly owned subsidiary of Universal Biosensors, Inc., which is an eligible R&D entity as it is incorporated under Australian law.

•	Universal Biosensors Pty Ltd has been involved in carrying out eligible R&D activities during the 2013 financial year. This primarily included developing products for its point-of-care coagulation testing market based on its innovative patented electrochemical sensor platform, which constitute core R&D activities and supporting R&D activities for purposes of the ITAA.

•	The notional deductions by Universal Biosensors Pty Ltd were well over the minimum threshold of A$20,000.

•	The aggregated turnover of the Company for the 2013 financial year was A$16,233,504.

•	Tell us why you recognize this tax incentive within your statement of operations when there is “reasonable assurance that you comply with the required conditions” and your basis in the accounting literature.

Company response: In recognizing the tax incentive within our statement of operations, we relied on the guidance provided by Staff Accounting Bulletin 104 (“SAB 104”). SAB 104 states that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectibility is reasonably assured.

The research and development tax incentive is one of the key elements of the Australian Government’s support for Australia’s innovation system and is supported by legislative law primarily in the form of the ITAA as long as eligibility criteria are met. We fulfilled all of the foregoing conditions for the 2013 financial year. The refund is based on calculations as set out in section 355 of the ITAA. This refund was received by us on August 30, 2014.

•	Clarify for us if the incentive is received as an offset against taxes paid and how you determined that you would have income taxes in future years to offset against the incentive.

Company response: A refundable tax offset, or incentive, is applied after all other tax offsets, except tax offsets that arise from paying franking deficit tax. Depending on the circumstances, it is either offset against taxes owing or refunded.

ITAA works out income tax in accordance with sub-section 4-10(3), which provides:

Income Tax = {Taxable Income x Tax Rate} – Tax Offsets

Tax Offset is defined in section 13-1 of the ITAA and includes, but is not limited to, the following:

•	franking offset;

•	foreign income tax offset; and

•	R&D (whether 45% refundable or 40% non-refundable as described on page F-7 of our annual report).

For the 2013 financial year, we had a tax loss and had no amounts owing to the Australian Taxation Office (“ATO”). As a result we are entitled to a refund under section 355-100 of the ITAA. This refund was received by us on August 30, 2014.

In future years, if we had refunds and a taxable income, the refund would firstly be applied to offset any income tax owed. The excess of the refunds over the income taxes or any other amount owing to the ATO will then be refunded to us.

•	Tell us your basis in the accounting literature for recognizing the entire amount in the period ending December 31, 2013.

Company response: As we met all the eligibility conditions discussed above for the 2013 financial year and fulfilled the revenue recognition criteria per SAB 104 (refer to response above), the tax incentive was recorded as income in 2013.

•	Tell us your basis in the accounting literature for recognizing the amount in other non-operating income.

Company response: In accordance with SEC Regulation S-X Article 5-03, the amount has been recognized as non-operating income as it is not indicative of the core operating activities or revenue producing goals of the Company. The core operations of the Company are the research and development activities, commercial manufacture of approved medical or testing devices and the provision of services, and the Company’s ultimate goal is to utilize the underlying technology and skill base for the development of a marketable product that the Company will manufacture.

Note 4 – Income Taxes, page F-31

Staff comment 2: As applicable, please disclose the components of your loss before income taxes as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-K.

Company response: The components of our (loss) before income taxes as either domestic or foreign is as follows:

	Year ended December 31,
	2013($)	2012($)
United States	3	1,523
Foreign	(11,633,810)	(9,132,745)

	(11,633,807)	(9,131,222)

The Company respectfully advises the Staff that it will include disclosure similar to the above in future filings, as applicable.

Note 16 – Borrowings, page F-40

Athyrium Credit Agreement, page F-40

Staff comment 3: We note your credit agreement requires you to maintain an unrestricted cash balance of not less than US$2,000,000 in a specified bank account. Please explain to us how you are presenting your restricted cash in your balance sheet and statement of cash flows. Clearly explain how your current presentation complies with complies with FASB ASC 230 and Rule 5-02.1 of Regulation S-X.

Company response: In order for us to comply with the financial covenant pursuant to the credit agreement, we have set aside an amount of A$2,600,000 as restricted cash as set out in Note 18 of our Notes to Consolidated Financial Statements on page F-42. This amount has been recorded in “Other non-current assets” in our balance sheet and as a change in “Prepaid expenses and other current assets” in our statement of cash flows. We note that the caption “Prepaid expenses and other current assets” should in fact be “Prepaid expenses and other assets”. The Company respectfully advises the Staff that it will make this change in future filings.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions at (61)(+3) 9213 9079.

Yours truly,

/s/ Salesh Balak
Salesh Balak, Chief Financial Officer

cc:	Tara Harkins, Reviewing Accountant
James P. Dvorak, Jr., Venable LLP